Amendment to JNL/Van Eck International Gold Fund Ltd.

Investment Sub-Advisory Agreement

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Van Eck Associates Corporation, a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 (the “Agreement”), whereby the Sub-Adviser was appointed to provide certain sub-investment advisory services to JNL/Van Eck International Gold Fund Ltd.

Whereas, the parties have agreed to amend item b) of Section 17, “Notice.” to change the designated address for notices and other writings to the Sub-Adviser.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete b) of Section 16 entitled “Notice.” in its entirety and replace it with the following:

b)	To Sub-Adviser:
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, NY 10017
Attention: General Counsel
E-mail: jsimon@vaneck.com

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser, the Sub-Adviser, and Trust have caused this Amendment to be executed as of this 29th day of January, 2016, effective December 3, 2015.

Jackson National Asset Management, LLC	Van Eck Associates Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Jonathan R. Simon

Name:	Mark D. Nerud	Name:	Jonathan R. Simon

Title:	President & Chief Executive Officer	Title:	Assistant VP